      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 9, 1996
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                SCHEDULE 14D-1/A

             AMENDMENT NO. 2 TO TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                     AND SCHEDULE 13D*** (AMENDMENT NO. 3)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                               UNIVAR CORPORATION
                           (NAME OF SUBJECT COMPANY)

                                   WASHINGTON
       (JURISDICTION OF SUBJECT COMPANY'S INCORPORATION OR ORGANIZATION)

                               ROYAL PAKHOED N.V.
                           PAKHOED INVESTERINGEN B.V.
                                PAKHOED USA INC.
                              UC ACQUISITION CORP.
                      (NAME OF BIDDER AND ITS AFFILIATES)

                     COMMON SHARES, NO PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  913 353 10 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 N. J. WESTDIJK
                      CHAIRMAN OF THE BOARD OF MANAGEMENT

                               ROYAL PAKHOED N.V.
                                   333 BLAAK
                              3011 G.B. ROTTERDAM
                                THE NETHERLANDS
                      TELEPHONE NUMBER: 011-31-10-400-2911
 (NAME, ADDRESS (INCLUDING ZIP CODE) AND TELEPHONE NUMBER (INCLUDING AREA CODE) OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS
                                   COPIES TO:
                             NICHOLAS UNKOVIC, ESQ.
                             LAWRENCE B. LOW, ESQ.
                               GRAHAM & JAMES LLP
                         ONE MARITIME PLAZA, SUITE 300
                            SAN FRANCISCO, CA 94111
                           TELEPHONE: (415) 954-0200

                                  JUNE 7, 1996
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)
                            ------------------------

                           CALCULATION OF FILING FEE

                                                                                   AMOUNT OF
                                                                                     FILING
                                 TRANSACTION VALUE*                                  FEE**
    -----------------------------------------------------------------------------  ----------
    $303,992,121.80..............................................................  $60,798.42

  * Pursuant to, and as provided by, Rule O-11(d), and for purpose of calculating filing fees only, this amount assumes the purchase at $19.45 cash per share of 15,629,415 shares of Common Shares, without par value, of the Subject Company ("Shares"), which is equal to the total number of Shares outstanding as reported by the Subject Company as of May 31, 1996, less Shares owned by Bidder and its affiliates.

 ** 1/50 of 1% of Transaction Valuation.

*** This Statement also constitutes Amendment No. 3 to Schedule 13D of Royal
    Pakhoed N.V., Pakhoed Investeringen B.V. and Pakhoed USA Inc. with respect to the shares of common shares, without par value, of Univar Corporation.

/X/ Check box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $60,798.42         Filing Party:  Royal Pakhoed N.V.,
                                                             Pakhoed Investeringen B.V.,
                                                             Pakhoed USA Inc., and UC Acquisition Corp.
Form or Registration No.:  Schedule 14D-1     Date Filed:    June 7, 1996

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                    THE EXHIBIT INDEX IS LOCATED ON PAGE
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

     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1, as amended on July 8, 1996 (the "Schedule 14D-1" ) filed pur-suant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") with the Securities and Exchange Commission (the "Commission") on June 7, 1996, by Royal Pakhoed N.V. (a translation of Koninklijke Pakhoed N.V.), a publicly held limited liability company formed and existing under the laws of The Netherlands ("Parent"), UC Acquisition Corp., a Washington corporation and indirect subsidiary of Parent ("Buyer"), Pakhoed USA Inc., a Delaware corporation and subsidiary of Parent, and Pakhoed Investeringen B.V., a limited liability company formed and existing under the laws of The Netherlands and subsidiary of Parent (collectively, the "Pakhoed Affiliates"), relating to a tender offer by Buyer for all of the outstanding common shares, without par value (the "Shares"), of Univar Corporation, a Washington corporation ("Company") at $19.45 per Share, net to the seller in cash. This amendment is being filed by the Pakhoed Affiliates. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 14D-1 and the Offer to Purchase and Letter of Transmittal, attached as Exhibits (a)(1) and (a)(2) respectively to the Schedule 14D-1. By this amendment, the Schedule 14D-1 is hereby amended in the respects set forth below.

ITEM 10.  ADDITIONAL INFORMATION

     (e) A complaint (the "Complaint") purporting to be a class action, and relating to the Offer was filed in the Superior Court of King County, Washington on June 21, 1996 and was served on Company on July 8, 1996. The Complaint names Company, Parent and Buyer, as well as eleven members of the Board of Directors of Company as defendants. The Complaint alleges, among other things, that: (i) in negotiating the terms of the Reorganization Agreement and arriving at the Offer Price, the defendants named in the Complaint participated in unfair dealings toward the Plaintiff (as defined in the Complaint) and the other members of the Class (as defined in the Complaint); (ii) the defendants named in the Complaint violated their fiduciary and other common law duties owed to the Plaintiff and the other members of the Class; and (iii) the defendants have not exercised their independent business judgment, have acted and are acting to the detriment of the Class, and are using their control over Company to usurp for Parent the true value of Company's Shares at an unfair price. Parent and Buyer believe the action based on the allegations in the Complaint to be without merit and intend to defend the action vigorously.


                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

ROYAL PAKHOED N.V.                        Dated: July 9, 1996

By: /s/ R.E. Wansik
- ---------------------------------------------------------
Name: R. E. Wansik
Title: Group President, North America

PAKHOED USA INC.

By: /s/ R.E. Wansik
- ---------------------------------------------------------
Name: R. E. Wansik
Title: Vice President

PAKHOED INVESTERINGEN B.V.

By:/s/ Pierre A.M. Pellenaars
- ---------------------------------------------------------
Name: Pierre A.M. Pellenaars
Title: Director

UC ACQUISITION CORP.

By: /s/ R.E. Wansik
- ---------------------------------------------------------
Name: R. E. Wansik
Title: Vice President

                                       iii
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                                 EXHIBIT INDEX

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
EXHIBIT NO.                                      DESCRIPTION
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


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